ROARK, REARDEN & HAMOT, LLC.
                                68 Harvard Street
                         Brookline, Massachusetts 02445






                                                February 2, 2005




Securities and Exchange Commission
Washington D.C.  20549

          Re:     LaSalle Re Holdings Limited
                  Schedule TO-T/A filed January 21, 2005
                  SEC File No. 5-46709

Dear Sir/Madam:

         We refer to Schedule TO-T/A filed by LaSalle Cover Company, LLC and other bidders, including Roark, Rearden & Hamot, LLC ("RRH") with respect to the Series A Preferred Stock, par value $1.00 per share, of LaSalle Re Holdings Limited (File No. 5-46709). In connection therewith, RRH hereby acknowledges that:

         1. RRH is responsible for the adequacy and accuracy of the disclosure in the filing;

         2. staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff of the Securities and Exchange Commission ("Commission") do not foreclose the Commission from taking any action with respect to the filing; and

         3. RRH may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Very truly yours,

                                                Roark, Rearden & Hamot, LLC



                                                By: /s/ SETH W. HAMOT
                                                    ----------------------------
                                                    Seth W. Hamot
                                                    Manager